

Westchester Capital
FUNDS

For more than 30 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute returns with low correlation regardless of market movements.

INVESTMENT PHILOSOPHY

Westchester Capital Management seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

INVESTMENT STRATEGY

The investment seeks to achieve capital growth by engaging in merger arbitrage. Under normal market conditions, the Fund invests at least 80% of its total assets principally in equity securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations. It may invest in other investment companies, including exchange-traded funds ("ETFs").

FUND FACTS

Inception Date	5/24/2004
Ticker	MERVX
Primary Prospectus Benchmark	ICE BofAML US 3M Trsy Bill TR USD
Morningstar Category	US Insurance Market Neutral
Morningstar Institutional Category	Event Driven
Turnover Ratio	184%
Management Fee*	1.25%

*Expense ratios are as of the April 21, 2017 prospectus. The total annual operating expense ratio of the Fund was 2.85%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2018 only with the approval of the Board of Trustees), total annual operating expenses were 2.09%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%.

Performance data quoted represents past performance; past performance does not guarantee future results. Returns greater than one-year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

INVESTMENT GROWTH

Time Period: 5/25/2004 to 2/28/2018



- Merger VL
- ICE BofAML US 3M Trsy Bill TR USD
- Wilshire Liq Alt Event Driven TR USD

RISK CHARACTERISTICS

Time Period: 3/1/2015 to 2/28/2018

	MERVX	S&P 500
3-yr Std Dev	2.72	10.16
3-yr Beta	0.14	1.00
3-yr Sharpe Ratio	0.52	1.04
3-yr Sortino Ratio	0.84	1.88
3-yr R2	29.24	100.00

TRAILING RETURNS (as of month-end)

As of Date: 2/28/2018



	MTD	3-month	1-year	3-year	5-year	10-year	Since Inception
Merger VL	1.83	4.01	5.19	1.94	2.59	3.68	4.72
ICE BofAML US 3M Trsy Bill TR USD	0.09	0.33	0.99	0.48	0.31	0.35	4.96
Wilshire Liq Alt Event Driven TR USD	0.06	1.37	2.84	0.66	0.86	2.33	3.38

TRAILING RETURNS (as of quarter-end)

As of Date: 12/31/2017

	4Q	YTD	1 Year	5 Years	10 Years
Merger VL	0.09%	2.56%	2.56%	1.86%	3.31%
ICE BofAML US 3M Trsy Bill TR USD	0.28%	0.86%	0.86%	0.27%	0.39%
Wilshire Liq Alt Event Driven TR USD	0.31%	2.79%	2.79%	0.77%	2.18%





Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund
MERVX | CUSIP 589512102

February 28, 2018

PORTFOLIO

Average position size:	1.58%
Number of long positions:	71
Number of short positions:	22
Percent invested:	Fully
Short positions as a % of net assets:	29.19%

GEOGRAPHIC ALLOCATION

United States:	70.67%
Europe ex-U.K.:	18.73%
United Kingdom:	8.34%
North America Offshore:	0.99%
Japan:	0.78%
Australia:	0.48%

TOP TEN EQUITY HOLDINGS 59.23%

1. Altaba Inc.
2. Time Warner Inc.
3. NXP Semiconductors NV
4. Sky PLC
5. Rockwell Collins, Inc.
6. Monsanto Company
7. Aetna Inc.
8. Scripps Networks Interactive Inc.
9. Twenty-First Century Fox, Inc. Cl. B
10. Orbital ATK, Inc.

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

FUND MANAGERS

ROY D. BEHREN | Began career in 1987
Portfolio Manager since 2007

Mr. Behren received a degree in economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in Corporate Law from the New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988
Portfolio Manager since 2007

Mr. Shannon received a degree in finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

Advantages of Investment In The Merger Fund VL

- Returns have historically had low correlation (beta) with those of the stock or bond market.
- Returns have historically been less volatile than equity markets as represented by our standard deviation.
- Merger arbitrage strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the Fund may provide a hedge to the decreased value of bonds.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. You cannot invest directly in the index; **ICE BofAML US 3M Trsy Bill TR USD** is comprised of a single issue purchased at the beginning of the month and held for a full month. **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes **The US Insurance Market Neutral** is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Funds in this group match the characteristics of their long and short portfolios, keeping factors such as P/E ratios and industry exposure similar. Stock picking, rather than broad market moves, should drive a market-neutral fund's performance. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Sortino Ratio** measures the risk-adjusted return of an investment asset, portfolio, or strategy. It is a modification of the Sharpe ratio but penalizes only those returns falling below a user-specified target or required rate of return, while the Sharpe ratio penalizes both upside and downside volatility equally. **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **R-Squared** is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A fund with a low R-squared (70 or less) doesn't act much like the index.